  EXHIBIT 99.2
INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on December 23, 2020 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 10,631,172 (representing approximately 44.90% of the total issued and outstanding shares of the Corporation).

	Description of Matter	Outcome of Vote
1.	Resolution to elect six directors, being Dr. Isa Odidi, Dr. Amina Odidi, Bahadur Madhani, Kenneth Keirstead, Norman Betts and Shawn Graham, as proposed in the management information circular for the Meeting.
The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to reappoint auditor and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
MNP LLP was reappointed auditor of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditor. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 23rd day of December, 2020. INTELLIPHARMACEUTICS INTERNATIONAL INC. (signed) “Amina Odidi” ___________________________ Amina Odidi President/Acting Chief Financial Officer

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
DECEMBER 23, 2020

VOTING RESULTS

Resolution #1:

The Chairman declared that the shareholders ratified the ratified the Election of Directors for all nominees listed below:

Nominees	For	%	Withheld	%
Dr. Isa Odidi	1,472,586	84.4%	271,188	15.6%
Dr. Amina Odidi	1,472,143	84.4%	271,631	15.6%
Bahadur Madhani	1,484,704	85.1%	259,070	14.9%
Kenneth Keirstead	1,482,565	85.0%	261,209	15.0%
Norman Betts	1,469,866	84.3%	273,908	15.7%
Shawn Graham	1,485,567	85.2%	258,207	14.8%

Resolution #2:

The Chairman declared that the shareholders ratified and approved reappointment of MNP LLP, Chartered Professional Accountants as the auditors:

Proxies Tabulated:

For:                           10,246,167
Withheld:                       385,003
Total:                        10,631,170

Dated this 23rd day of December 2020

AST Trust Company (Canada)

AST TRUST COMPANY (CANADA)
(signed) "Helen Kim"	(signed) "Megan Rocha"
Helen Kim	Megan Rocha